Exhibit (a)(1)(L)

NATHAN’S FAMOUS, INC.

November 17, 2015

Dear Nathan’s Stockholder:

On September 18, 2015, Nathan’s Famous, Inc., a Delaware corporation (the “Company”), distributed an offer to purchase (the “Original Offer to Purchase”) and a related letter of transmittal in connection with its tender offer to purchase for cash up to 500,000 shares of its common stock, par value $0.01 per share (the “common stock”), at a price not less than $33.00 nor greater than $36.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Offer (as defined below) was previously scheduled to expire at 5:00 p.m., Eastern Standard Time, on November 16, 2015 and originally scheduled to expire at 12:00 Midnight, Eastern Standard Time, on October 16, 2015.

The Company has increased the price per share at which stockholders may tender shares to a price not less than $41.00 nor greater than $44.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company has also extended the Expiration Date to 5:00 p.m., Eastern Standard Time, on Wednesday, December 2, 2015.

Enclosed for your consideration are the Supplement to the Offer to Purchase, dated November 17, 2015 (the “Supplement,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and the related amended letter of transmittal (the “Amended Letter of Transmittal” which, together with any amendments or supplements thereto, collectively constitute the “Offer”), in connection with the offer by the Company to purchase for cash up to 500,000 shares of its common stock at a price, net to the seller, less any applicable withholding taxes and without interest, not less than $41.00 nor greater than $44.00 per share (the “Purchase Price”), upon the terms and subject to the conditions of the Offer.  Unless otherwise indicated, all references to “shares” are to shares of the Company’s common stock.

Please read the enclosed materials carefully before making any decision with respect to the Offer.  Please refer to the Summary Term Sheet beginning on page 1 of the Original Offer to Purchase and Summary of the Amended Offer beginning on page 1 of the Supplement for key information regarding the Offer.  While the Summary Term Sheet in the Original Offer to Purchase and Summary of the Amended Offer in the enclosed Supplement are designed to address many of your questions regarding the Offer, you are urged to read all of the materials in their entirety.  The Board of Directors of the Company has approved the Offer but neither the Company nor the Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares.  Stockholders must make their own decision whether or not to tender their shares and, if so, how many shares and at what purchase price(s) their shares should be tendered.  YOU DO NOT HAVE TO SELL YOUR SHARES.  However, if you wish to tender your shares, instructions on how to tender (sell) shares are provided in the enclosed materials and summarized below.

If you have not previously tendered shares and you wish to tender all or any part of your shares, you must do one of the following before the Offer expires at 5:00 p.m., Eastern Standard Time, on Wednesday, December 2, 2015:

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(i) complete and sign the related Amended Letter of Transmittal according to the instructions in the Amended Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including your share certificates, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, or (ii) tender the shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase; or

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request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.  If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that nominee and have the nominee tender your shares for you.

If you have previously tendered your shares, and you do not wish to withdraw the tender of those shares, increase the number of shares tendered or change your indication of a specific price at which shares are being tendered, you do not need to take any further action in response to this letter or the Supplement. As a result of the increase in the Purchase Price from not less than $33.00 nor greater than $36.00 per share to a price not less than $41.00 nor greater than $44.00 per share, any shares previously tendered into the Offer at any price per share will now be deemed to have been tendered at the minimum price of $41.00 per share and will receive the Purchase Price as finally determined in accordance with the Offer to Purchase.

If you have previously tendered Shares, and you wish to withdraw the tender of all or any portion of those shares, please follow the procedures for withdrawal of tendered shares, as set forth in Section 4 of the Offer to Purchase.

If you have previously tendered shares, and you wish to either increase the number of shares tendered or change your indication of a specific price at which shares are being tendered, you must withdraw all previously tendered shares in accordance with the procedures described in Section 4 of the Offer to Purchase and submit a new and later-dated Amended Letter of Transmittal containing your new instructions in accordance with the procedures contained in Section 3 of the Offer to Purchase or, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered shares be changed.

If you desire to tender your shares but (1) your share certificates are not immediately available or cannot be delivered to the Depositary by the expiration of the Offer, (2) you cannot comply with the procedure for book-entry transfer by the expiration of the Offer, or (3) you cannot deliver the other required documents to the Depositary by the expiration of the Offer, you must tender your shares according to the guaranteed delivery procedure described in Section 3 of the Offer to Purchase.

STOCKHOLDERS MUST COMPLETE THE AMENDED LETTER OF TRANSMITTAL TO AFFECT A VALID TENDER OF SHARES.

The purpose of the Offer is to provide liquidity for those stockholders desiring to sell all or a portion of their shares at a premium over the recent trading prices for the shares.  Given the Company’s current cash and investment balances, the Board of Directors determined this to be an attractive time to repurchase a significant portion of outstanding shares.

Please note that the Offer is scheduled to expire at 5:00 p.m., Eastern Standard Time, on Wednesday, December 2, 2015.  Please contact MacKenzie Partners, Inc., the Information Agent for the Offer, if you have any further questions.  MacKenzie Partners, Inc.’s telephone number is (800) 322-2885 and email is tenderoffer@mackenziepartners.com.

Sincerely,
/s/ Eric Gatoff
Eric Gatoff
Chief Executive Officer
Nathan’s Famous, Inc.